Exhibit 99.3

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release to US wire services or distribution

in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States.  This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction in which such an offer would be illegal.  At this time, neither the entitlements nor the New Shares (defined below) have been, or will be, registered under the US Securities Act of 1933 (Securities Act), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the entitlements may not be taken up or exercised by, and the New Shares may not be offered or sold, directly or indirectly, to, any person in the United States or to any person acting for the account or benefit of a person in the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.

Acquisition and Capital Raising

•                  Sundance announced that it has entered into an agreement to acquire 21,900 net acres and 1,800 boe/d in the Eagle Ford Shale for approximately US$221.5 million

•                  The acreage to be acquired is primarily in the volatile oil window of the Eagle Ford, proximal to the Company’s existing operations in McMullen, Live Oak, Atascosa and La Salle counties in Texas

•                  In connection with the transaction, Sundance has entered into new long-term midstream contracts providing firm capacity to move oil and natural gas to market at market rates

•                  Sundance is raising $260 million of new equity comprised of US$202 million of commitments that have been received for the two-tranche placement plus a fully underwritten Entitlement Offer to raise $58 million.  In addition, the Company will refinance its debt facilities with a US$250 million syndicated second lien term loan and a syndicated revolver with initial availability expected to be US$87.5 million.  The capital raise and refinancing will fund the acquisition and provide approximately US$136 million of liquidity to develop the assets.

•                  Pro forma for the acquisition, Sundance will be a leading Eagle Ford operator with 57,000 net acres and pro forma production of 10,300 boe/d (estimated average fourth quarter 2017 production)

Sundance Energy Australia Limited (Sundance or the Company) is pleased to announce the acquisition of approximately 21,900 net acres in the Eagle Ford oil, volatile oil, and condensate windows in McMullen, Live Oak, Atascosa and La Salle Counties, Texas (Acquisition).  The Acquisition is being undertaken via Sundance’s wholly-owned US subsidiary, Sundance Energy, Inc (SINC), with the assets being acquired from a joint venture operated by Pioneer Natural Resources USA, Inc (Pioneer). The purchase price for the Acquisition is approximately US$221.5 million, comprising a two tranche non-refundable deposit of US$73 million (US$48 million of which will be payable 12 Australian Business Days after signing the Acquisition Agreement and  the remaining US$25 million payable 7 Australian Business Days thereafter (collectively, the Deposit)), with the balance payable at Closing (targeted for 23 April 2018), net of estimated cash flows from the effective date (1 October 2017) to Closing.

Eric McCrady, Managing Director and CEO of Sundance, commented that “this acquisition represents a compelling, highly accretive opportunity to continue our strategy of aggregating assets in the Eagle Ford.  The funding provides ample liquidity to execute a 2 rig development program that should result in significant growth in production, cash flows and net asset value per share.”

Compelling Eagle Ford Shale Acquisition

The Acquisition includes:

1)             21,900 net acres in the oil/volatile oil window of the Eagle Ford on trend with Sundance’s existing core McMullen, Atascosa, LaSalle and Live Oak County properties. The assets are contiguous in nature, allowing for efficient development, and consist of three main areas, being Areas 11, 21, and 41 as illustrated in Figure [1]. Sundance believes the acquired assets have high quality geology and the potential to generate attractive well economics.

2)             The Acquisition includes varying working interests (18-100%) in 132 wells on the acquired acreage. This includes 94 Eagle Ford Pioneer operated wells with an average working interest of 97.9%, 4 Eagle Ford wells that are not operated by Pioneer with an average working interest of 53.1%, and an additional 34 wells producing from the Edwards and Carrizo formations with an average working interest of 21.7%.

3)             Production on the acquired acreage averaged 1,800 boe/d over the fourth quarter of 2017, comprised of 72% crude oil.  Over 95% of the existing production will be operated by Sundance.  As a result of the historical drilling and production activity, the leases are 100% held by production (HBP).

4)             Sundance expects to begin pad drilling the acquired assets in the second quarter of 2018 with production from initial development commencing in the third quarter of 2018.  The Company will primarily use 2-4 well pads to generate efficiencies in its cost per well and optimise recoveries.

5)             Reserves over the assets have been evaluated by Ryder Scott as at 1 July 2017, with 1P reserves estimated at 65.5 mmboe and 2P reserves estimated at 121.5 mmboe. 1P PV(10) estimates of US$314 million substantially underpin the Acquisition purchase consideration, assuming West Texas Intermediate Oil prices of US$52.00-US$65.00 for years 2017 — 2022 and increasing 2.1% per annum thereafter and Henry Hub natural gas prices of US$3.00-US$3.20 for years 2017 — 2022 and increasing 2.1% per annum thereafter.

6)             The Acquisition was predicated on the re-negotiation by Sundance of new midstream contracts to transport, process and sell oil, condensate, natural gas and natural gas liquids at market rates.

Figure 1 - Acreage to be acquired proximal to core McMullen area acreage

Transformational Impact on Sundance

Completion of the Acquisition will be transformative in establishing Sundance as a leading pure-play Eagle Ford operator, with:

•                  a total of 56,600 net acres in the oil, volatile oil, and condensate window of the Eagle Ford;

•                  an inventory of 716 gross (614 net) undrilled locations in the Eagle Ford;

•                  a platform for production and EBITDA(1) growth for the next decade;

•                  pro-forma net reserves totalling 87.8 mmboe 1P, and 149.3 mmboe 2P;

•                  pro-forma Proved PV(10) estimated at US$650 million, assuming West Texas Intermediate Oil prices of US$52.00-US$65.00 and Henry Hub natural gas prices of US$3.00-US$3.20 for years 2017 — 2022 and increasing 2.1% per annum thereafter;

•                  projected 2018 production of 9,000-10,000 boe/d and 2019 production of 21,000-22,000 boe/d; and

•                  liquidity of US$136 million enabling Sundance to execute its development plan and extract value from the reserves.

The Acquisition provides Sundance with increased scale, production and cash flows.  As described below, the new equity fully finances the Acquisition and the Company’s refinanced and expanded

(1)  EBITDA means earnings before interest, taxes and depreciation.

facilities will allow Sundance to execute its 2018 and 2019 development plan.  As a consequence, Sundance will benefit from a strengthened balance sheet, providing the Company with greater flexibility to execute its growth strategy.

Equity Funding Overview

To fund the Acquisition and to provide sufficient working capital for its development plan, Sundance is raising approximately US$260 million in equity as follows:

1.              Initial Placement

Sundance has received commitments from a number of selected professional and sophisticated investors to subscribe for 370,697,000 new fully paid ordinary shares in Sundance (New Shares) at A$ 0.059 (US$0.046) per New Share (Offer Price), being a 19.2% discount to the average volume weighted average price of the Company’s shares for the 10 trading days up to and including 9 March 2018 (Initial Placement).  Shareholder approval is not required for the issue of New Shares under the Initial Placement.

New Shares issued under the Initial Placement will rank pari passu with all existing ordinary shares of Sundance from the date of allotment, including in respect of dividends.

The Initial Placement will settle on 26 March 2018 with the proceeds of approximately US$17.2 million to be used to partially fund the first tranche of the Deposit.

2.              Entitlement Offer

Sundance is undertaking a 1 for 1 accelerated non-renounceable entitlement offer at the Offer Price to issue 1,253,249,528 New Shares at the Offer Price to raise US$58.0 million, comprised of an institutional and a retail non-renounceable entitlement offer (Entitlement Offer).  The Entitlement Offer is fully underwritten and the proceeds will be used to fund the balance of the first tranche of the Deposit and the second tranche of the Deposit.

The institutional entitlement offer (Institutional Entitlement Offer) will be conducted on 15 March 2018, where eligible institutional shareholders will be invited to subscribe for a pro rata number of New Shares. An institutional bookbuild will be subsequently conducted on 15 March 2018 in respect of any New Shares not taken up pursuant to the Institutional Entitlement Offer (and New Shares referrable to entitlements of ineligible institutional shareholders) (Institutional Bookbuild).  Any shortfall remaining after the Institutional Bookbuild will be allocated to, and subscribed for by, the underwriters and/or sub-underwriters to the Entitlement Offer.

The retail entitlement offer (Retail Entitlement Offer) will open on 21 March 2018 and is expected to close at 5.00pm on 3 April 2018. Under the Retail Entitlement Offer, eligible retail shareholders in Australia and New Zealand will be invited to purchase a pro rata number of New Shares. Any shortfall remaining after the Retail Entitlement Offer (as well as New Shares referrable to entitlements of ineligible retail shareholders) will be allocated to, and subscribed for by, the underwriters and/or any sub-underwriters to the Entitlement Offer.

Each New Share issued in the Entitlement Offer will rank equally with existing fully paid ordinary shares in Sundance from the date of allotment, including in respect of dividends.

Further details of the Retail Entitlement Offer will be provided in a Retail Offer Booklet, which is scheduled to be released to eligible retail shareholders in Australia and New Zealand on 21 March 2018 and will be made available at www.asx.com.au. The contents of the ASX website do not form part of the offer documents for the Entitlement Offer. Eligible retail shareholders should read the Retail Offer Booklet in full in deciding whether to subscribe for New Shares.

Any eligible retail shareholder who wishes to acquire New Shares under the Retail Entitlement Offer will need to complete, or otherwise apply in accordance with, the personalised entitlement and acceptance form that will accompany the Retail Offer Booklet.

3.              Conditional Placement

Subject to shareholder approval at an Extraordinary General Meeting to be held on 19 April 2018, Sundance will issue 3,990,500,740 New Shares to selected professional and sophisticated investors at the Offer Price to raise US$184.8 million (Conditional Placement).  Sundance has received commitments from investors in relation to the New Shares proposed to be issued pursuant to the Conditional Placement.

Subject to shareholder approval, the Conditional Placement is expected to settle on 23 April 2018 with the proceeds used to fund the balance of the consideration under the Acquisition.

New Shares issued under the Conditional Placement will rank pari passu with all existing ordinary shares of Sundance from the date of allotment, including in respect of dividends.  The Board of Sundance unanimously recommends that Shareholders approve the Conditional Placement for the reasons set out in the Notice of Extraordinary General Meeting and Explanatory Memorandum that is expected to be released to the ASX on 21 March 2018 (Notice of Meeting).

Debt Refinancing

In addition to the equity funding described above, Sundance is refinancing its existing debt facilities by entering into:

•                  a new syndicated institutional second lien term loan to raise US$250 million (largely to extinguish the existing term loan of US$125 million and reserve based lending facility of US$67 million); and

•                  a new syndicated reserve-based lending facility (to replace the existing reserve based lending facility with a US$250 million face value and US$87.5 million available at closing for draw down, less a US$12 million Letter of Credit to be posted for minimum revenue guarantees under the renegotiated midstream contracts.

Use of Funds

The proposed allocation of equity funds to be raised by the Company is summarised as follows:

•                  US$73 million for the Deposit (funded by the Initial Placement and the Entitlement Offer);

•                  US$143.5 million (US$221.5 million Purchase Price, less estimated adjustment of US$5.0 million post-effective net cash flow) for the balance of the consideration for the Acquisition (funded by the Conditional Placement); and

•                  US$43.5 million for 2018 development program, working capital and transaction costs.

Key Dates

Item	Date
Institutional Entitlement Offer opens	15-March-2018
Institutional Entitlement Offer closes	15-March-2018
Institutional Bookbuild	15-March-2018
Announce results of the Institutional Entitlement Offer and Institutional Bookbuild	16-March-2018
Record date for eligibility in Entitlement Offer	19-March-2018
Retail Offer Booklet dispatched	21-March-2018
Retail Entitlement Offer opens	21-March-2018
Settlement of Initial Placement and Institutional Entitlement Offer	26-March-2018
Issue and quotation of New Shares under the Initial Placement and the Institutional Entitlement Offer	27-March-2018
Retail Entitlement Offer closes (5.00 pm)	3-April-2018
Announce results of the Retail Entitlement Offer	6-April-2018
Issue of New Shares under the Retail Entitlement Offer	10-April-2018
Quotation of New Shares under the Retail Entitlement Offer	11-April-2018
Extraordinary General Meeting	19-April-2018
Settlement of New Shares under the Conditional Placement*	23-April-2018
Issue and quotation of New Shares under the Conditional Placement*	24-April-2018

Note:                 * - Assumes Conditional Placement is approved by shareholders.

All dates and times are references to the time in Sydney, Australia, unless otherwise stated.  This timetable is indicative only.  The Company has the right to vary the timetable set out above in its discretion.  Any variation will be announced to the ASX and available on the ASX website at www.asx.com.au (the information on the website is not incorporated by reference into this release and is provided merely for convenience.)

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States.  This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction in which such an offer would be illegal.  At this time, neither the entitlements nor the New Shares have been, or will be, registered under the US Securities Act of 1933 (Securities Act), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the entitlements may not be taken up or exercised by, and the New Shares may not be offered or sold, directly or indirectly, to, any person in the United States or to any person acting for the account or benefit of a person in the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Sundance does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Neither Sundance, the lead managers, nor any other person, gives any representation, warranty, assurance, nor will guarantee that the occurrence of the events expressed or implied in any forward-looking statement will actually occur. To the maximum extent permitted by law, Sundance, the lead managers and each of their respective advisors, affiliates, related bodies corporate, directors, officers, partners, employees and agents disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise.

Investors

Investors acknowledge and agree that determination of eligibility of investors for the purposes of the Institutional Entitlement Offer or the Retail Entitlement Offer is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of Sundance and/or the lead managers. Each of Sundance, the lead managers and each of their respective advisors, affiliates, related bodies corporate, directors, officers, partners, employees and agents disclaim any duty or liability (including for negligence) in respect of that determination and the exercise or otherwise of that discretion, to the maximum extent permitted by law. The lead managers may rely on information provided by or on behalf of institutional investors in connection with managing, conducting and underwriting the Entitlement Offer without having independently verified that information and the lead managers do not assume responsibility for the currency, accuracy, reliability or completeness of that information.